EXHIBIT 99.3

Conformed Filing Version

SUPPLEMENTAL WARRANT INDENTURE

THIS SUPPLEMENTAL WARRANT INDENTURE dated as of the 21st day of August, 2025

BETWEEN:

AMERICAS GOLD AND SILVER CORPORATION,

a corporation incorporated under the laws of the federal laws of Canada

 (hereinafter called the “Corporation”)

AND

COMPUTERSHARE TRUST COMPANY OF CANADA,

a trust company incorporated under the federal laws of Canada

 (hereinafter called the “Warrant Agent”)

WHEREAS the Corporation and the Warrant Agent executed a warrant indenture (the “Warrant Indenture”) dated as of March 27, 2024;

AND WHEREAS section 8.1(1) of the Warrant Indenture provides for the creation of indentures supplemental to the Warrant Indenture for the purpose of setting forth adjustments in the application of Article 4 of the Warrant Indenture;

AND WHEREAS on the date hereof, the Corporation will be effecting the consolidation of its issued and outstanding common shares (the “Common Shares”) on the basis of one (1) new Common Share for every two and one half (2.5) old Common Shares (the “Share Consolidation”);

AND WHEREAS the Corporation provided notice of the Share Consolidation to the Registered Warrantholders on July 31, 2025 and August 21, 2025;

AND WHEREAS the board of directors of the Corporation has passed resolutions approving the amendments to the Warrant Indenture set forth herein and implemented hereby;

AND WHEREAS the Warrant Agent has agreed to enter into this supplemental warrant indenture (the “Supplemental Warrant Indenture”) and to hold all rights, interest and benefits contained herein for and on behalf of those persons who are holders of Warrants issued pursuant to the Warrant Indenture as modified by this Supplemental Warrant Indenture from time to time;

AND WHEREAS the Corporation has duly authorized the execution and delivery of this Supplemental Indenture and done all things necessary to make this Supplemental Indenture a valid and binding agreement in accordance with its terms;

NOW THEREFORE THIS SUPPLEMENTAL WARRANT INDENTURE WITNESSES that in consideration of the premises and of other good and valuable consideration, the parties hereto covenant, agree and declare as follows:

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1. This Supplemental Warrant Indenture is supplemental to the Warrant Indenture, and the Warrant Indenture shall henceforth be read in conjunction with this Supplemental Warrant Indenture and all the provisions of the Warrant Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Warrant Indenture and of this Supplemental Warrant Indenture were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Warrant Indenture;

2. On and after the date hereof, each reference to the Warrant Indenture, “this Indenture”, “herein”, “hereby”, and similar references, and each reference to the Warrant Indenture in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Warrant Indenture and as amended hereby. Except as specifically amended by this Supplemental Warrant Indenture, all other terms and conditions of the Warrant Indenture shall remain in full force and unchanged;

3. Capitalized terms used herein but not otherwise defined shall have the meaning given to such terms in the Warrant Indenture;

4. The definition of “Exercise Price” in Section 1.1 of the Warrant Indenture is hereby deleted in its entirety and replaced with:

“Exercise Price” at any time means the price at which a Common Share may be purchased by the exercise of the requisite number of Warrants pursuant to the Indenture, which is initially $1.00 per one Common Share, payable in immediately available Canadian funds, subject to adjustment in accordance with the provisions of Section 4.1;

5. Section 2.2(1) of the Warrant Indenture is hereby deleted in its entirety and replaced with:

“Subject to the applicable conditions for exercise set out in Article 3 having been satisfied and subject to adjustment in accordance with Section 4.1, two and one half (2.5) Warrants shall entitle each Warrantholder thereof, upon exercise at any time after the Issue Date and prior to the Expiry Time, to acquire one (1) Common Share upon payment of the Exercise Price.”

6. Section 3.1 of the Warrant Indenture is hereby deleted in its entirety and replaced with:

“Subject to the provisions hereof, each Registered Warrantholder may exercise the right conferred on such holder to subscribe for and purchase one (1) Common Share for two and one half (2.5) Warrants after the Issue Date and prior to the Expiry Time and in accordance with the conditions herein; provided however, that if a Warrant Certificate tendered for exercise bears the legend set forth in Section 2.8(1), such exercise must be permitted under the U.S. Securities Act and applicable state securities laws.”

7. By way of illustrative example, pursuant to the Warrant Indenture as amended hereby, five (5) Warrants, subject to further adjustment, entitle the holder thereof to acquire two (2) Common Shares upon payment of an aggregate Exercise Price of $2.00 prior to the Expiry Time upon the terms and conditions therein and herein set forth.

8. The Warrant Indenture shall be and continue to be in full force and effect, unamended, except as provided herein, and the Corporation hereby confirms the Warrant Indenture in all other respects;

9. This Supplemental Warrant Indenture shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be binding upon the parties hereto and their respective successors and assigns; and

10. This Supplemental Warrant Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of the date first written above.

[Signature Page Follows]

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IN WITNESS WHEREOF the parties hereto have executed this Supplemental Warrant Indenture as of the date first written above.

AMERICAS GOLD AND SILVER CORPORATION

Per:	(Signed) “Peter J. McRae”

Authorized Signing Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	(Signed) “Danny Snider”

Authorized Signing Officer

Per:	(Signed) “Pinky Erandio”

Authorized Signing Officer

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